UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2016
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three-month period ended March 31, 2016, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	April 28, 2016

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended March 31, 2016

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2016

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	March 31, 2016	December 31, 2015
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$355,785	$290,011
Short-term investments		91,474	130,817
Accounts receivable, net of allowance for doubtful accounts of $7,425 and $7,255 in 2016 and 2015, respectively		257,090	273,853
Income taxes receivable		27,881	26,940
Inventories, net	(11)	148,593	136,586
Prepaid expenses and other current assets		82,184	70,121
Deferred income taxes		—	33,068
Total current assets		963,007	961,396
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $433,590 and $409,634 in 2016 and 2015, respectively		459,631	442,944
Goodwill	(6)	1,898,934	1,875,698
Intangible assets, net of accumulated amortization of $872,111 and $827,084 in 2016 and 2015, respectively	(6)	614,113	636,421
Deferred income taxes		4,727	2,036
Other long-term assets (of which $7,647 and $7,472 in 2016 and 2015 due from related parties, respectively)	(5, 7, 16)	179,150	260,622
Total long-term assets		3,156,555	3,217,721
Total assets		$4,119,562	$4,179,117

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	March 31, 2016	December 31, 2015
		(unaudited)
Liabilities and equity
Current liabilities:
Accounts payable		$38,930	$52,306
Accrued and other current liabilities		184,352	192,069
Income taxes payable		22,950	21,515
Deferred income taxes		—	2,463
Total current liabilities		246,232	268,353
Long-term liabilities:
Long-term debt	(9)	1,059,787	1,049,026
Deferred income taxes		45,718	75,726
Other long-term liabilities	(7)	143,227	224,058
Total long-term liabilities		1,248,732	1,348,810
Commitments and contingencies	(14)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—239,707 shares in 2016 and in 2015		2,812	2,812
Additional paid-in capital		1,747,143	1,741,167
Retained earnings		1,235,667	1,227,509
Accumulated other comprehensive loss	(12)	(215,995)	(259,156)
Less treasury shares at cost— 6,318 and 6,702 shares in 2016 and in 2015, respectively	(12)	(145,029)	(152,412)
Equity attributable to the owners of QIAGEN N.V.		2,624,598	2,559,920
Noncontrolling interest		—	2,034
Total equity		2,624,598	2,561,954
Total liabilities and equity		$4,119,562	$4,179,117

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)

	Three months ended
	March 31,
	2016	2015
	(unaudited)
Net sales	$298,379	$298,429
Cost of sales	113,631	100,557
Gross profit	184,748	197,872
Operating expenses:
Research and development	39,759	38,328
Sales and marketing	93,973	88,611
General and administrative, integration and other	25,818	26,167
Acquisition-related intangible amortization	9,797	9,635
Total operating expenses	169,347	162,741
Income from operations	15,401	35,131
Other income (expense):
Interest income	1,516	699
Interest expense	(9,336)	(9,211)
Other income (expense), net	1,316	(7,571)
Total other expense, net	(6,504)	(16,083)
Income before income taxes	8,897	19,048
Income taxes	(5,939)	(316)
Net income	14,836	19,364
Net loss attributable to noncontrolling interest	(47)	(126)
Net income attributable to the owners of QIAGEN N.V.	$14,883	$19,490
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.06	$0.08
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.06	$0.08

Weighted-average shares outstanding
Basic	234,086	232,274
Diluted	236,854	237,386

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

		Three Months Ended
		March 31,
		2016	2015
		(unaudited)
Net income		$14,836	$19,364
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Losses on cash flow hedges, before tax	(7)	(16,395)	—
Reclassification adjustments on cash flow hedges, before tax	(7)	8,964	—
Cash flow hedges, before tax		(7,431)	—
Losses on marketable securities, before tax		(344)	—
Foreign currency translation adjustments, before tax		50,029	(100,849)
Other comprehensive income (loss), before tax		42,254	(100,849)
Income tax relating to components of other comprehensive income (loss)		1,544	(300)
Total other comprehensive income (loss), after tax		43,798	(101,149)
Comprehensive income (loss)		58,634	(81,785)
Comprehensive income (loss) attributable to the noncontrolling interest		590	(696)
Comprehensive income (loss) attributable to the owners of QIAGEN N.V.		$58,044	$(81,089)

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
(unaudited)	Note	Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2015		239,707	$2,812	$1,741,167	$1,227,509	$(259,156)	(6,702)	$(152,412)	$2,559,920	$2,034	$2,561,954
Acquisition of QIAGEN Marseille S.A. shares from non-controlling interests	(3)	—	—	—	—	—	—	—	—	(2,624)	(2,624)
Net income (loss)		—	—	—	14,883	—	—	—	14,883	(47)	14,836
Unrealized loss, net on hedging contracts	(7)	—	—	—	—	(12,296)	—	—	(12,296)	—	(12,296)
Realized loss, net on hedging contracts	(7)	—	—	—	—	6,723	—	—	6,723	—	6,723
Unrealized loss, net on marketable securities	(5)	—	—	—	—	(344)	—	—	(344)	—	(344)
Translation adjustment, net	(12)	—	—	—	—	49,078	—	—	49,078	637	49,715
Issuance of common shares in connection with stock plan		—	—	—	(6,725)	—	384	7,383	658	—	658
Share-based compensation	(15)	—	—	5,918	—	—	—	—	5,918	—	5,918
Tax benefit of employee stock plans		—	—	58	—	—	—	—	58	—	58
BALANCE AT MARCH 31, 2016		239,707	$2,812	$1,747,143	$1,235,667	$(215,995)	(6,318)	$(145,029)	$2,624,598	$—	$2,624,598

BALANCE AT DECEMBER 31, 2014		239,707	$2,812	$1,823,171	$1,125,686	$(134,735)	(7,684)	$(167,190)	$2,649,744	$8,255	$2,657,999
Net income (loss)		—	—	—	19,490	—	—	—	19,490	(126)	19,364
Proceeds from subscription receivables		—	—	97	—	—	—	—	97	—	97
Redemption of subscription receivables		—	—	(112,995)	—	—	—	—	(112,995)	—	(112,995)
Translation adjustment, net		—	—	—	—	(100,579)	—	—	(100,579)	(570)	(101,149)
Issuance of common shares in connection with stock plan		—	—	—	(8,205)	—	714	11,974	3,769	—	3,769
Share-based compensation		—	—	9,745	—	—	—	—	9,745	—	9,745
Excess tax benefit of employee stock plans		—	—	1,913	—	—	—	—	1,913	—	1,913
BALANCE AT MARCH 31, 2015		239,707	$2,812	$1,721,931	$1,136,971	$(235,314)	(6,970)	$(155,216)	$2,471,184	$7,559	$2,478,743

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Three months ended
		March 31,
	Note	2016	2015
Cash flows from operating activities:		(unaudited)
Net income		$14,836	$19,364
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		50,804	46,126
Amortization of debt discount and issuance costs		5,057	4,931
Share-based compensation expense	(15)	5,918	9,745
Excess tax benefits from share-based compensation		(58)	(1,913)
Deferred income taxes		(5,539)	(4,520)
Loss on early redemption of debt	(9)	—	7,564
(Gain) loss on marketable securities		(330)	1,948
Changes in fair value of contingent consideration	(8)	(1,500)	—
Other items, net including fair value changes in derivatives		1,107	3,010
Net changes in operating assets and liabilities:
Accounts receivable		22,626	20,667
Inventories		(8,702)	(17,189)
Prepaid expenses and other		(2,916)	8,315
Other long-term assets		3,265	(3,025)
Accounts payable		(15,409)	1,130
Accrued and other current liabilities		(15,070)	(26,006)
Income taxes		1,413	(2,578)
Other long-term liabilities		(6,811)	(4,726)
Net cash provided by operating activities		48,691	62,843
Cash flows from investing activities:
Purchases of property, plant and equipment		(18,363)	(23,098)
Proceeds from sale of equipment		—	42
Purchases of intangible assets		(2,688)	(1,894)
Purchases of investments		(1,081)	(1,698)
Cash paid for acquisitions, net of cash acquired		—	(7,098)
Purchases of short-term investments		(205,137)	(44,997)
Proceeds from sales of short-term investments		246,353	121,597
Other investing activities		(1,400)	(16,018)
Net cash provided by investing activities		17,684	26,836
Cash flows from financing activities:
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	(9)	—	(43)
Repayment of long-term debt	(9)	—	(187,819)
Principal payments on capital leases		(286)	(268)
Proceeds from subscription receivables		—	97
Excess tax benefits from share-based compensation		58	1,913
Proceeds from issuance of common shares		658	3,769
Other financing activities		(4,401)	—
Net cash used in financing activities		(3,971)	(182,351)
Effect of exchange rate changes on cash and cash equivalents		3,370	(12,184)
Net increase (decrease) in cash and cash equivalents		65,774	(104,856)
Cash and cash equivalents, beginning of period		290,011	392,667
Cash and cash equivalents, end of period		$355,785	$287,811

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. We provide these workflows to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). We market our products in more than 130 countries.

2.	Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V., its wholly-owned subsidiaries and any partially owned subsidiaries that the Company has the ability to control. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the condensed consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
On November 20, 2015, we acquired MO BIO Laboratories, located in Carlsbad, California. Accordingly, at the acquisition date, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015.
Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of December 31, 2015 including the adoption of new standards and interpretations as of January 1, 2016.
Adoption of New Accounting Standards
In November 2015, the FASB issued Accounting Standard Update No. 2015-17 (ASU 2015-17), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. We have elected to early adopt the amendments in the first quarter of 2016 prospectively and accordingly the prior period is not retrospectively adjusted. The adoption did not have a material impact on our consolidated financial statements.

In September 2015, the FASB issued Accounting Standards Update No. 2015-16 (ASU 2015-16), Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. The amendments require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments became effective for our financial statements beginning in the first quarter of 2016.
In April 2015, the FASB issued Accounting Standards Update No. 2015-05 (ASU 2015-05), Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This amendment provides guidance to help entities determine whether a cloud computing arrangement contains a software license that should be accounted for as internal-use software or as a service contract. ASU 2015-05 became effective for our financial statements beginning in the first quarter of 2016 and is applied on a prospective basis.
In April 2015, the FASB issued Accounting Standards Update No. 2015-03 (ASU 2015-03) Interest: Imputation of Interest (Subtopic 835-30) requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 does not address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements. The FASB issued Accounting Standards Update No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. This ASU adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015, Emerging Issues Task Force meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff indicated that it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 became effective for us beginning in the first quarter of 2016 and was applied on a retrospective basis wherein the balance sheet of each period presented is adjusted to reflect the period-specific effects of applying the new guidance. As of December 31, 2015, the effect of the change in balance sheet presentation was a reduction in prepaid expenses and other current assets of $0.2 million and a reduction in other long-term assets of $10.3 million. These amounts are then presented net against the long-term debt liability.
In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02) Consolidation (Topic 810): Amendments to the Consolidation Analysis. The new standard modifies current guidance on consolidation under the variable interest model and the voting model. ASU 2015-02 is effective for us beginning in the first quarter of 2016. The adoption did not have an impact on our consolidated financial statements.
New Accounting Standards Not Yet Adopted
In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842). The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for us beginning in the first quarter of 2019. We are currently evaluating the impact of ASU 2016-02 on our consolidated financial statements.
In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by:

•
Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•
Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•
Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•
Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.
The amendments will be effective for our financial statements beginning in the first quarter of 2018. We are currently evaluating the impact of ASU 2016-01 on our consolidated financial statements.
In July 2015, the FASB issued Accounting Standards Update No. 2015-11 (ASU 2015-11), Inventory: (Topic 330): Simplifying the Measurement of Inventory requiring in scope inventory, including inventory measured using first-in, first out (FIFO) or average cost, to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for us beginning in the first quarter of 2017. We are currently evaluating the impact of ASU 2015-11 on our consolidated financial statements.
In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), Revenue from Contracts with Customers: (Topic 606) which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles-Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. An entity should apply the amendments in this ASU either retrospectively to each prior reporting period presented and the entity may elect certain practical expedients; or, retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. In August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14), Revenue from Contracts with Customers: (Topic 606): Deferral of the Effective Date which defers the effective date of ASU 2014-09 to interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted only as of interim and annual reporting periods beginning after December 15, 2016. We are currently evaluating the impact its adoption would have on our financial position, results of operations or cash flows and plan to adopt in 2018.

3.	Acquisitions
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying condensed consolidated statements of income from their respective dates of acquisition.
2016 Purchase Offer
During the three months ended March 31, 2016, we made a purchase offer to acquire Exiqon A/S (Exiqon), a publicly traded Danish company headquartered in Vedbaek, Denmark, which is a leading provider of RNA analysis solutions with a proprietary Locked Nucleid Acid (LNA) technology. The acquisition is expected to expand our leadership position in Sample to Insight solutions for RNA analysis. The total consideration to fully acquire Exiqon is estimated at approximately DKK 683 million or approximately $100 million based on a currency exchange rate as of March 29, 2016. Subject to the approval of the Exiqon shareholders, the transaction is anticipated to close in the second quarter of 2016 and we intend to fund the transaction from existing cash balances.
Other Acquisitions
During 2011, we acquired a majority shareholding in QIAGEN Marseille S.A., formerly Ipsogen S.A. (Marseille), a publicly listed company founded and based in Marseille, France. In February 2015, QIAGEN Marseille, a fully consolidated entity, agreed to the sale of all its assets and liabilities, with the exception of its intellectual property portfolio. In addition, we made a tender offer to acquire the remaining Marseille shares. During 2015, we acquired additional Marseille shares for a total of $8.0 million and held 97.22% of the Marseille shares as of December 31, 2015. Per the terms of the tender offer, $2.5 million was set aside as of December 31, 2015 in restricted cash for the remaining shares which were acquired in the first quarter of 2016 and as of March 31, 2016 we held 100% of the Marseille shares.

4.	Restructuring
2014 Restructuring
Late in 2014, we implemented restructuring efforts to further streamline operations as part of a commitment to continuous improvement and related to our strategic focus on our five growth drivers. No additional costs were incurred in 2015 and we do not expect to record additional restructuring charges related to this program.
The following table summarizes the components of the 2014 restructuring costs. At March 31, 2016 and December 31, 2015, a restructuring accrual of $2.5 million and $4.1 million, respectively, was recorded in accrued and other current liabilities in the accompanying condensed consolidated balance sheets.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2015	$469	$3,428	$214	$4,111
Payments	(121)	(1,143)	(71)	(1,335)
Release of excess accrual	(289)	—	—	(289)
Foreign currency translation adjustment	(1)	—	—	(1)
Balance at March 31, 2016	$58	$2,285	$143	$2,486

5.	Investments
We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.
As of March 31, 2016 and December 31, 2015, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $17.3 million and $17.2 million, respectively, which are included in other long-term assets. In April 2016, we entered into a new $20.0 million cost-method investment. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.
As of March 31, 2016 and December 31, 2015, we had a total of equity-method investments in non-publicly traded companies of $17.9 million and $16.7 million, respectively, which are included in other long-term assets.
During 2015, our former cost-method investment in Curetis AG was reclassified as a long-term marketable security upon the completed initial public offering of the shares of its Dutch holding company, Curetis N.V. As a result we hold 320,712 shares, with a cost basis of $2.3 million. As of March 31, 2016 and December 31, 2015, the fair market value of these shares was $3.1 million and $3.5 million, respectively, included in other long-term assets in the accompanying consolidated balance sheets. We are restricted from selling our shares until May 2016.

6.	Intangible Assets
The following table sets forth the intangible assets by major asset class as of March 31, 2016 and December 31, 2015:

	March 31, 2016		December 31, 2015
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$348,079	$(217,469)	$338,175	$(205,880)
Developed technology	704,315	(430,675)	693,294	(409,374)
Customer base, non-compete agreements and trademarks	433,830	(223,967)	432,036	(211,830)
	$1,486,224	$(872,111)	$1,463,505	$(827,084)
Unamortized Intangible Assets:
Goodwill	$1,898,934		$1,875,698
	$1,898,934		$1,875,698
The changes in intangibles assets in 2016 are summarized as follows:

(in thousands)	Intangibles	Goodwill
Balance at December 31, 2015	$636,421	$1,875,698
Additions	2,455	—
Purchase adjustments	(321)	321
Amortization	(33,759)	—
Foreign currency translation adjustments	9,317	22,915
Balance at March 31, 2016	$614,113	$1,898,934
Cash paid for purchases of intangibles assets during the three-month period ended March 31, 2016 totaled $2.7 million, of which $1.5 million is related to prepayments recorded in other long term assets in the accompanying balance sheet. Intangible asset additions of $2.5 million includes $1.2 million of cash paid during the three-month period ended March 31, 2016, together with $1.3 million of additions which were previously recorded as prepayments.

The changes in the carrying amount of goodwill for the three months ended March 31, 2016 resulted primarily from changes in foreign currency translation together with adjustments made in connection with adjustments in 2015 purchase price allocations.
For the three-month periods ended March 31, 2016 and 2015, amortization expense on intangible assets totaled approximately $33.8 million and $32.6 million, respectively. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in thousands)
2017	$121,014
2018	$97,829
2019	$80,147
2020	$52,637
2021	$45,366

7.	Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In 2015, we agreed with almost all of our counterparties with whom we enter into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of March 31, 2016, we had a liability of $6.6 million recorded in accrued and other current liabilities and had an asset of $1.0 million from posted collateral recorded in prepaid and other assets in the accompanying condensed consolidated balance sheet. As of December 31, 2015, we had a liability position of $7.8 million recorded in accrued and other current liabilities in the accompanying condensed consolidated balance sheet.
As of March 31, 2016 and December 31, 2015, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2016 and 2015, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of March 31, 2016, we expect that approximately $5.5 million of derivative losses included in accumulated other comprehensive income will be reclassified into income during the next 12 months. These cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows, in the same category as the condensed consolidated balance sheet account of the underlying item.
As of March 31, 2016 and December 31, 2015, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2016 and 2015, there is no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the condensed consolidated balance sheet account of the underlying item.
Interest Rate Derivatives
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we have agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of March 31, 2016, the €180.0 million notional swap amount had a fair value of $11.1 million recorded within other long-term liabilities and accrued and unpaid interest of $0.5 million which is recorded in other long-term assets in the accompanying condensed consolidated balance sheet. As of December 31, 2015, this swap had a fair value of $5.3 million and accrued and unpaid interest of $1.6 million which are both recorded in other long-term assets in the accompanying condensed consolidated balance sheet.
During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of March 31, 2016, the $200.0 million notional swap amount had a fair value of $10.8 million and accrued and unpaid interest of $1.8 million which are both recorded in other long-term assets in the accompanying condensed consolidated balance sheet. At December 31, 2015, this swap had a fair value of $5.0 million and accrued and unpaid interest of $0.8 million which are both recorded in other long-term assets in the accompanying condensed consolidated balance sheet.
Call Options
We entered into Call Options during 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 9, “Debt.” We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million, (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay. The Call Options are intended to offset cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of a premium of $105.2 million for the Call Options, we will not be required to make any cash payments under the Call Options. We will however be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 8, “Fair Value Measurements.” The fair value of the Call Options at March 31, 2016 and December 31, 2015 was approximately $88.9 million and $169.0 million, respectively, which is recorded in other long-term assets in the accompanying condensed consolidated balance sheet.
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our Consolidated Statements of Income in other income (expense), net. For the three months ended March 31, 2016 and March 31, 2015, the change in the fair value of the Call Options resulted in losses of $80.1 million and gains of $1.7 million, respectively. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our Consolidated Statements of Income in other income (expense), net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 9 “Debt.” The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 8, “Fair Value Measurements.” The fair value of the embedded cash conversion option at March 31, 2016 and December 31, 2015 was approximately $90.2 million and $171.0 million, respectively, and is included in other long-term liabilities in the accompanying condensed consolidated balance sheet. For the three months ended March 31, 2016 and March 31, 2015, the change in the fair value of the embedded cash conversion option resulted in gains of $80.8 million and losses of $1.6 million, respectively.

Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at March 31, 2016, an aggregate notional value of $337.1 million and fair value of $6.0 million included in prepaid and other assets and $6.0 million included in accrued and other current liabilities, which expire at various dates through June 2016. We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2015, an aggregate notional value of $264.2 million and fair values of $1.4 million and $0.5 million included in prepaid and other assets and accrued and other current liabilities, respectively, which expired at various dates through March 2016. The transactions have been entered into to offset the effects from balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income (expense), net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of March 31, 2016 and December 31, 2015:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	3/31/2016	12/31/2015	3/31/2016	12/31/2015
Derivative instruments designated as hedges
Interest rate contracts(1)	$13,052	$12,687	$(11,058)	$—
Total derivative instruments designated as hedges	$13,052	$12,687	$(11,058)	$—
Undesignated derivative instruments
Call spread overlay	$88,906	$169,037	$(90,165)	$(170,951)
Foreign exchange contracts	6,015	1,393	(5,955)	(525)
Total undesignated derivative instruments	$94,921	$170,430	$(96,120)	$(171,476)
_________________
(1) The fair value amounts for the interest rate contracts include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains and losses on derivative instruments for the three months ended March 31, 2016 and 2015:

Three months ended March 31, 2016 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain / loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$(16,395)	Other (expense) income, net	$8,964	n/a

Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$5,821

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$655
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	(1,330)
				$(675)

Three months ended March 31, 2015 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain / loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$3,236

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$80
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	25,891
				$25,971

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

8.	Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of marketable securities as discussed in Note 5 and short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 9, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy and are shown in the tables below.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 9, "Debt", and Note 7, "Derivatives and Hedging," for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values as of March 31, 2016 included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and December 31, 2015:

	As of March 31, 2016				As of December 31, 2015
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$3,841	$87,632	$—	$91,473	$3,674	$127,143	$—	$130,817
Marketable securities	3,140	—	—	3,140	3,485	—	—	3,485
Call option	—	88,906	—	88,906	—	169,037	—	169,037
Foreign exchange contracts	—	6,015	—	6,015	—	1,393	—	1,393
Interest rate contracts	—	13,052	—	13,052	—	12,687	—	12,687
	$6,981	$195,605	$—	$202,586	$7,159	$310,260	$—	$317,419
Liabilities:
Foreign exchange contracts	$—	$(5,955)	$—	$(5,955)	$—	$(525)	$—	$(525)
Interest rate contracts	—	(11,058)	—	(11,058)	—	—	—	—
Cash conversion option	—	(90,165)	—	(90,165)	—	(170,951)	—	(170,951)
Contingent consideration	—	—	(13,411)	(13,411)	—	—	(17,678)	(17,678)
	$—	$(107,178)	$(13,411)	$(120,589)	$—	$(171,476)	$(17,678)	$(189,154)
For liabilities with Level 3 inputs, the following table summarizes the activity for the three months ended March 31, 2016:

(in thousands)	Contingent Consideration
Beginning Balance at December 31, 2015	$(17,678)
Additions	(228)
Payments	3,000
Gain included in earnings	1,500
Foreign currency translation adjustments	(5)
Ending balance at March 31, 2016	$(13,411)
As of March 31, 2016, of the total $13.4 million accrued for contingent consideration, $6.4 million is included in other long-term liabilities and $7.0 million is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheet. During 2016, a $1.5 million gain for the reduction in the fair value of contingent consideration was recognized in general and administrative, integration and other.
The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 9 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no adjustments in the three-month periods ended March 31, 2016 and 2015 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

9.	Debt
Our credit facilities available and undrawn at March 31, 2016 total €436.6 million (approximately $497.1 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2020 of which no amounts were utilized at March 31, 2016 or at December 31, 2015, and four other lines of credit amounting to €36.6 million with no expiration date, none of which were utilized as of March 31, 2016 or as of December 31, 2015. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at March 31, 2016. The credit facilities are for general corporate purposes.
At March 31, 2016 and December 31, 2015, long-term debt, net of debt issuance costs of $9.9 million and $10.6 million, respectively, consists of the following:

(in thousands)	2016	2015
3.19% Series A Senior Notes due October 2019	$75,081	$73,790
3.75% Series B Senior Notes due October 2022	307,524	302,943
3.90% Series C Senior Notes due October 2024	26,901	26,898
0.375% Senior Unsecured Cash Convertible Notes due 2019	394,003	391,111
0.875% Senior Unsecured Cash Convertible Notes due 2021	256,278	254,284
Total long-term debt	$1,059,787	$1,049,026
Cash Convertible Notes due 2019 and 2021
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes.” The aggregate net proceeds of the Cash Convertible Notes was $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay the 2006 Notes and related subscription right.
Interest on the Cash Convertible Notes is payable semi-annually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
The Cash Convertible Notes are convertible into cash in whole, but not in part, at the option of noteholders in the following circumstances: (a) from April 29, 2014 through September 18, 2018 for the 2019 Notes, and through September 18, 2020 for the 2021 Notes (Contingent Conversion Period), under any of the Contingent Conversion Conditions and (b) at any time following the Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity date. Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert their Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions):

•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2014 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	if we undergo certain fundamental changes;

•
during the five business day period immediately after any ten consecutive trading day period in which the quoted price for the 2019 Notes or the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•
if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days;

•	if we elect to redeem the Cash Convertible Notes; or

•	if we experience certain customary events of default, including defaults under certain other indebtedness.
The initial conversion rate is 7,056.7273 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an initial conversion price of approximately $28.34 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the 2019 Notes or 2021 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
The Cash Convertible Notes are senior unsecured obligations, and rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Cash Convertible Notes; equal in right of payment to any of our unsecured indebtedness that is unsubordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of operations until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 7, “Derivatives and Hedging.”
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense over the expected life of the debt, which is five and seven years for the 2019 Notes and 2021 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 and 2021 Notes is 2.937% and 3.809%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of March 31, 2016, we expect the 2019 Notes to be outstanding until their 2019 maturity date and the 2021 Notes to be outstanding until their 2021 maturity date, for remaining amortization periods of approximately five and seven years, respectively. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the fair value of the 2019 Notes was $457.4 million and $495.5 million and the fair value of the 2021 Notes was $324.5 million and $356.1 million, at March 31, 2016 and December 31, 2015, respectively.
In connection with the issuance of the Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. Such costs have been allocated to the Cash Convertible Notes and are being amortized over the terms of the Cash Convertible Notes.
Interest expense related to the Cash Convertible Notes was comprised of the following:

	Three months ended
	March 31,
(in thousands)	2016	2015
Coupon interest	$1,059	$1,059
Amortization of original issuance discount	4,322	4,182
Amortization of debt issuance costs	564	550
Total interest expense related to the Cash Convertible Notes	$5,945	$5,791

Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. The Call Options are derivative financial instruments and is discussed further in Note 7, “Derivatives and Hedging.” The Warrants are equity instruments and are further discussed in Note 12, “Equity.”
Aside from the initial payment of a premium of $105.2 million for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
The Warrants cover an aggregate of 25.8 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration). The Warrants could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. We will not receive any additional proceeds if the Warrants are exercised.
Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which are being amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at March 31, 2016. Based on an estimation using the changes in the U.S. Treasury rates, the fair value of these senior notes as of March 31, 2016 and December 31, 2015 was approximately $412.1 million and $399.3 million, respectively. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt and qualify for hedge accounting as fair value hedges as described in Note 7 "Derivatives and Hedging."
2004 Notes
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% and were due in February 2024. Interest was payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and were convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In 2014, 1.2 million common shares were issued in connection with conversions. During 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance for $250.9 million and recognized a loss of $7.6 million in other (expense) income, net. The repayment amount was allocated to the loan and warrants on a relative fair value basis with $113.0 million recorded against additional paid in capital for the redemption of the warrant subscription receivable. Subsequent to these transactions, QIAGEN Finance was liquidated.

10.	Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to 42%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In the first quarters of 2016 and 2015, our effective tax rates were (66.8)% and (1.6)%, respectively. During the three-month period ended March 31, 2016, we released $6.6 million of unrecognized tax benefits due to the closure of tax audit. Additionally in 2016 and 2015, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt.
We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At March 31, 2016, our net unrecognized tax benefits totaled approximately $11.0 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is possible that approximately $1.1 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before 2011. During the first quarter of 2016, the U.S. tax authority (Internal

Revenue Service) concluded its federal audit for 2011 and 2012 and we were not required to make any adjustments to our taxes for those years.
As of March 31, 2016, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free.

11.	Inventories
The components of inventories consist of the following as of March 31, 2016 and December 31, 2015:

(in thousands)	March 31, 2016	December 31, 2015
Raw materials	$26,115	$27,051
Work in process	23,565	21,066
Finished goods	98,913	88,469
Total inventories	$148,593	$136,586

12.	Equity
Issuance of Warrants
In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued warrants (as described in Note 9, “Debt”) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an initial exercise price of $32.085 per share, subject to customary adjustments. The proceeds from the sale of the Warrants, net of issuance costs, of approximately $68.9 million are included as additional paid in capital in the accompanying balance sheet. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).
Share Repurchase Programs
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. This program expired in December 2015.
On April 27, 2016, we announced the launch of our fourth $100 million share repurchase program.
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.
Accumulated Other Comprehensive Income (Loss)
The following table is a summary of the components of accumulated other comprehensive income (loss) as of March 31, 2016 and December 31, 2015:

(in thousands)	March 31, 2016	December 31, 2015
Net unrealized (loss) gain on hedging contracts, net of tax	$(5,525)	$48
Net unrealized gain on marketable securities, net of tax	870	1,215
Net unrealized loss on pension, net of tax	(2,148)	(2,148)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $6.5 million and $7.4 million in 2016 and 2015, respectively	(14,409)	(15,497)
Foreign currency translation adjustments	(194,783)	(242,774)
Accumulated other comprehensive loss	$(215,995)	$(259,156)

13.	Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following table summarizes the information used to compute earnings per common share:

	Three months ended
	March 31,
(in thousands, except per share data)	2016	2015
Net income attributable to the owners of QIAGEN N.V.	$14,883	$19,490

Weighted average number of common shares used to compute basic net income per common share	234,086	232,274
Dilutive effect of warrants	—	542
Dilutive effect of stock options and restricted stock units	2,768	4,570
Weighted average number of common shares used to compute diluted net income per common share	236,854	237,386
Outstanding options and awards having no dilutive effect, not included in above calculation	480	128
Outstanding warrants having no dilutive effect, not included in above calculation	25,800	26,883

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.06	$0.08
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.06	$0.08

14.	Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $68.8 million based on the achievement of certain revenue and operating results milestones as follows: $41.2 million in the remainder of 2016, $15.5 million in 2017, $5.1 million in 2019 and $7.0 million payable in any 12-month period from now through 2029 based on the accomplishment of certain revenue or diagnostic approval targets. Of the $68.8 million total contingent obligation, we have assessed the fair value at March 31, 2016 to be $13.4 million, of which $6.4 million is included in other long-term liabilities and $7.0 million is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheet.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover certain preacquisition contingencies assumed in the acquisition. The escrow amounts that are likely to be claimed by QIAGEN are recorded as an asset in prepaid expenses and other current assets and amount to $2.5 million as of March 31, 2016 and December 31, 2015.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $2.5 million and $2.6 million as of March 31, 2016 and December 31, 2015, respectively, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of March 31, 2016, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such legal proceedings will not have a material adverse effect on QIAGEN’s financial position or results of operations.

15.	Share-Based Compensation
Stock Options
During the three-month periods ended March 31, 2016 and 2015, we did not grant any options to purchase common shares.
The unrecognized share-based compensation expense related to employee stock option awards, less estimated forfeitures, was approximately $0.1 million, as of March 31, 2016 which will be recognized over a period of 0.18 years.
Stock Units
Stock units represent rights to receive common shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. During the three-month period ended March 31, 2016, we granted 0.8 million stock awards compared to 0.5 million and stock awards for the three-month period ended March 31, 2015.
At March 31, 2016, there was $79.7 million remaining in unrecognized compensation expense, less estimated forfeitures, related to these awards which will be recognized over a weighted-average period of 2.62 years.
Share-Based Compensation Expense
Total share-based compensation expense for the three-month periods ended March 31, 2016 and 2015 is comprised of the following:

	Three months ended
	March 31,
Compensation Expense (in thousands)	2016	2015
Cost of sales	$546	$821
Research and development	1,302	1,850
Sales and marketing	1,093	2,681
General and administrative, integration and other	2,977	4,393
Share-based compensation expense before taxes	5,918	9,745
Less: income tax benefit	1,292	2,299
Net share-based compensation expense	$4,626	$7,446

Total share-based compensation expense for the three-month periods ended March 31, 2016 was lower compared to the same periods in 2015 following a reassessment on stock units with performance criteria. No compensation cost was capitalized in inventory at March 31, 2016 or December 31, 2015 as the amounts were not material.

16.	Related Party Transactions
From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in the aggregate immaterial except for certain transactions as discussed below.
We had a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), which was established for the purpose of issuing convertible debt. QIAGEN Finance was a variable interest entity with no primary beneficiary, and thus was not consolidated and accordingly, the convertible debt was not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. did report the full obligation of the debt through its liabilities to QIAGEN Finance. As discussed in Note 9, in the first quarter of 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance. Subsequent to these transactions, QIAGEN Finance was liquidated.
During 2015, we entered into two loan agreements for $5.0 million and €2.0 million ($2.4 million), bearing interest at 6% and 7% and are due in January 2020 and June 2019, respectively, with companies in which we also hold an ownership interest. The loans were made for general business purposes and no amounts have been repaid. In the first quarter of 2016, we entered into a short-term $0.6 million loan arrangement with another company in which we hold an ownership interest, of which $0.4 million was funded as of March 31, 2016.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed in Part 1, Item 3 "Key Information" of our Annual Report on Form 20-F for the year ended December 31, 2015 and under the heading "Risk Factors" below.
Results of Operations
Overview
We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Bioinformatics solutions integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.
We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to four major customer classes:

•	Molecular Diagnostics - healthcare providers engaged in many aspects of patient care including Prevention, Profiling of diseases, Personalized Healthcare and Point of Need testing

•	Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts

•	Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of March 31, 2016, we employed approximately 4,600 people in more than 35 locations worldwide.
QIAGEN continues to take actions to build momentum through targeted initiatives to strengthen its Sample to Insight portfolio. Among the recent developments:

•
Commercialization of the GeneReader NGS System, the world's first complete Sample to Insight solution designed for any laboratory to deliver actionable results from next-generation sequencing, showed strong momentum, as broad demand drove initial placements in the first quarter of 2016. GeneReader is gaining recognition as a highly efficient, user-friendly solution to address fragmented NGS workflows and bottlenecks that have hindered labs from gaining actionable insights from sequencing applications. The novel Price Per Insight (PPI) model provides a cost-effective and reliable way for labs to gain access to this technology. The GeneReader NGS System also has been recognized with a 2016 Red Dot design award.

•
QuantiFERON-TB Gold (QFT), the modern standard for detecting latent tuberculosis (TB) infection and the top-selling interferon-gamma release assay (IGRA) worldwide, was chosen in two recent national screening guideline processes. South Korea and Taiwan selected QFT for screening at-risk individuals as part of national TB control efforts. Also, the U.S. Preventive Services Task Force (USPSTF) released draft guidelines that would expand screening to patients in primary care settings. The positive draft "B" rating recommended use of the modern and more accurate IGRAs, and also the tuberculin skin test.

•
QIAGEN’s industry-leading portfolio of liquid biopsy solutions, which use fluids such as blood to detect and profile diseases, continue to gain visibility. Among many recent studies using QIAGEN kits, a report in JAMA Oncology showed the use of QIAamp cell-free DNA extraction kits to achieve promising data for detection of mutations in non-small cell lung cancer (NSCLC).

•
A new companion diagnostic collaboration was launched in April with Mirati Therapeutics, Inc. to co-develop and commercialize a test to guide the use of a novel compound currently in development for NSCLC patients with cancer-driving alterations of the MET gene. This is the initial project in a new master collaboration agreement with Mirati.

•
A wide-ranging collaboration with 10x Genomics was announced at the annual Advances in Genome Biology and Technology (AGBT) conference in February. The two companies will combine products to co-develop and co-market NGS and single-cell biology analysis workflows and informatics solutions. These new products will be essential in addressing challenges such as how to analyze long-read sequence data for insights into complex diseases.

•
More than 170 new QIAseq Targeted RNA Panels were launched during the first quarter of 2016 for gene expression profiling and efficient RNA sequencing with any NGS sequencer. These panels employ a novel proprietary technology to enable highly quantitative output not possible with other NGS approaches and to allow researchers to analyze interactions among genes, cellular phenotypes and disease processes. Data analysis and insights are integrated into the QIAseq panels with comprehensive QIAGEN bioinformatics solutions.

•
QIAGEN introduced the RNA-seq Explorer Solution, integrating bioinformatics with advanced sample technologies to generate clear insights from liquid biopsies such as exosomes for cancer research. RNA-seq Explorer integrates Ingenuity Pathway Analysis and Biomedical Genomics Workbench together into one solution for the analysis and interpretation of “omics” data to make sense of inherently noisy data from sequencing body fluids.

•
A conditional voluntary takeover offer was submitted in March to purchase all shares of Exiqon A/S of Denmark, a leader in the emerging market for non-coding RNA (ncRNA) such as microRNA (miRNA) and long non-coding RNA (lncRNA). Exiqon’s portfolio is highly synergistic with several areas of QIAGEN’s portfolio and adds a set of proprietary technologies and know-how, including Locked Nucleic Acid (LNA) technology that improves specificity and sensitivity in PCR, NGS target enrichment and functional assays. The acquisition of Exiqon, which had sales of approximately $20 million in 2015, is expected to be completed in mid-2016 for about $100 million.

New $100 million plan marks fourth QIAGEN share repurchase program
On April 27, 2016, QIAGEN announced the launch of its fourth $100 million share repurchase program. This comes after expiry of the third program, under which approximately 3.0 million shares were repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 19.33 per share for EUR 57 million (approximately $70 million). Details of the fourth repurchase program will be made public in line with Article 4, Section (2) of EC regulation 2273/2003 (so-called Safe Harbor). Repurchased shares are held in treasury to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Further information is available on the QIAGEN website (www.qiagen.com).

Three-Month Periods Ended March 31, 2016 compared to Three-Month Periods Ended March 31, 2015
Net Sales
In the first quarter of 2016, net sales were flat at $298.4 million compared to $298.4 million in the first quarter of 2015, with adverse currency movements resulting in a loss of two percentage points of sales growth and the expected impact of lower U.S. HPV test sales, contributing to a loss of an additional two percentage points. When excluding the adverse currency movements, all geographic regions as well as the Pharma, Molecular Diagnostics and Academia customer classes were higher on growth in consumables and related revenues (+2% / 88% of sales) and instruments (+6% / 12% of sales). Excluding the effect of adverse currency movements, about one percentage point of total growth came from the late 2015 acquisition of MO BIO Laboratories Inc., while the rest of the portfolio added about one percentage point.
Geographic regions: The Europe / Middle East / Africa region (+7% / 34% of sales) led the performance with gains in the United Kingdom, France and Germany along with growth in Turkey, when excluding the loss of four percentage points of sales growth due to adverse currency movements. The Americas, supported by growth in Latin America, represented 46% of sales and rose 5% excluding U.S. HPV test sales and when also excluding one percentage point of adverse currency movements. Excluding the loss of three percentage points of sales growth due to adverse currency movements, the Asia-Pacific / Japan region (+4% / 20% of sales) benefited from growth in South Korea, China and Australia, while Japan fell at a significant rate. Sales in the top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) rose 19% when excluding ten percentage points of adverse currency movements and provided 13% of sales.

Customer classes: An overview of performance in QIAGEN’s four customer classes:
Molecular Diagnostics, which contributed approximately 48% of net sales, declined 1% in 2016 reflecting adverse currency movements of three percentage points of sales growth and four percentage points due to the expected decline in U.S. HPV test sales. Before negative currency and HPV test impacts, Molecular Diagnostics delivered 6% growth as instrument sales grew at a robust rate, and were complemented by solid gains in consumables and related revenues. Fueled by recent commercial initiatives in the U.S. and Europe, the QuantiFERON-TB test grew over 25% and represented about 10% of total QIAGEN sales. Placements of the QIAsymphony automation system under multi-year reagent rental agreements increased as well, with more than one-third of the placements as complete QIAsymphony RGQ systems. Sales of QIAsymphony consumables also rose, but other consumables sold to this customer group grew more modestly. Personalized Healthcare sales grew and included higher revenues from companion diagnostic co-development projects. Global sales of HPV tests (6% of total sales) fell 26% in the first quarter of 2016 as compared to the same period in 2015, as U.S. sales (3% of total sales) were down 40%. A similar trend for HPV tests is anticipated for the second quarter of 2016. However, we expect the headwinds to abate in the second half of the year.
Applied Testing, which represented approximately 8% of net sales and declined 7% in 2016 with adverse currency movements resulting in a loss of two percentage points of growth, faced a tough comparison in the first quarter of 2016 on a combination of steady sales of consumables and an approximately 20% decline in instrument sales compared to a strong performance in 2015. The Asia-Pacific / Japan region provided growth contributions against declining sales in the Americas and the EMEA regions. QIAGEN expects improving growth trends to emerge in this customer class during 2016.
Pharma sales grew 5% in 2016 and provided approximately 21% of sales with adverse currency movements resulting in a loss of two percentage points of sales growth. Before negative currency impacts, Pharma advanced at a robust pace for the first quarter of 2016, led by a solid expansion in instrument sales complemented by growth in consumables and related revenues. All geographic regions contributed to growth over the first quarter of 2015, with the strongest incremental contributions from the EMEA region.
Academia represented approximately 23% of net sales and grew 1% in 2016 with adverse currency movements resulting in a loss of one percentage points of sales growth. Before negative currency impacts, Academia generated growth in the Americas and Asia-Pacific regions compared to the first quarter of 2015, while the EMEA region declined. Sales of instruments as well as consumables and related revenues grew at modest rates in the first quarter of 2016. Funding trends are expected to improve during the course of 2016 in the U.S. and Europe given recent government decisions to increase spending for life sciences research.
Gross Profit
Gross profit was $184.7 million (62% of net sales) for the three-month period ended March 31, 2016, as compared to $197.9 million (66% of net sales) in the same period in 2015. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Gross margin in the first quarter of 2016 was also impacted by lower gross margins for companion diagnostic partnerships. Additionally, during the first quarter of 2016, we incurred incremental costs in connection with the relocation and centralization of the manufacturing of certain products to our European production site in Hilden, Germany and also in connection with the in-sourcing of the manufacturing of our QuantiFERON product to our U.S. production site in Germantown, Maryland.
Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. In the first quarter of 2016, the amortization expense on acquisition-related intangibles within cost of sales decreased slightly to $19.8 million compared to $20.0 million in the same period of 2015. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
Research and Development
Research and development expenses increased by 4% to $39.8 million (13% of net sales) in the first quarter of 2016, compared to $38.3 million (13% of net sales) in the same period of 2015. The increase in the first quarter of 2016 primarily reflects our acquisition of MO BIO in late 2015 and regulatory activity in support of new products. During 2015, we introduced our GeneReader NGS System and will continue to invest in research and development as we are developing a range of upgrades and enhancements to address new applications and market segments. We also plan to introduce additional cancer-related gene panels, with longer-term expansion of the NGS content menu beyond oncology. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased by 6% to $94.0 million (31% of net sales) in the first quarter of 2016 from $88.6 million (30% of net sales) in the same period of 2015. Sales and marketing expenses were higher as a percentage of sales in 2016 as compared to 2015 to support commercialization of growth drivers and geographic expansion. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. In the first quarter of 2016, we continued investments in our commercialization activities related to our sales force and e-commerce initiatives as well as investments to expand our presence in markets such as the Middle East and Asia. These incremental investments more than offset favorable currency impacts and lower compensation costs following a reassessment of stock units with performance criteria. We anticipate that sales and marketing costs will increase along with new product introductions and growth in sales of our products.
General and Administrative, Integration and Other Costs
General and administrative, integration and other costs were $25.8 million (9% of net sales) in the first quarter of 2016 as compared to $26.2 million (9% of net sales) in the first quarter of 2015. The decrease in the first quarter of 2016 reflects our ongoing efforts for efficiency gains together with reduced share based compensation costs which were lower compared to 2015 following a reassessment of stock units with performance criteria. As we further integrate acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration costs in 2016. Over time, we believe the integration activities will reduce expenses as we improve efficiency in operations.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing based on the use of the asset. During the quarter ended March 31, 2016, the amortization expense on acquisition-related intangibles within operating expense increased to $9.8 million compared to $9.6 million during the same period of 2015. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
Other Income (Expense), net
Total other expense was $6.5 million in the three months ended March 31, 2016, compared to $16.1 million in the same period of 2015. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income and impacts of foreign currency transactions. Included in other income (expense), net for the three months ended March 31, 2015 is a $7.6 million loss recognized on the repurchase of the $130.5 million loan payable to and warrant agreement with QIAGEN Finance. This transaction is discussed more fully in Note 9, "Debt."
Interest expense increased to $9.3 million during the quarter ended March 31, 2016 compared to $9.2 million in the same period of 2015. Interest costs primarily relate to debt, discussed in Note 9 in the accompanying notes to the condensed consolidated financial statements.
For the three-month periods ended March 31, 2016 and 2015, interest income was $1.5 million and $0.7 million. Interest income includes interest earned on cash, cash equivalents and short term investments, income related to certain interest rate derivatives and other components including the interest portion of operating lease transactions.
For the three-month period ended March 31, 2016, we recorded net gains on foreign currency transactions of $0.3 million compared to $0.6 million in the same period 2015. These gains are due to foreign currency rate fluctuations.
Provision for Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to 42%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In the first quarters of 2016 and 2015, our effective tax rates were (66.8)% and (1.6)%, respectively. During the three-month period ended March 31, 2016, we released $6.6 million of unrecognized tax benefits due to the closure of tax audit. Additionally, in 2016 and 2015, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application or the termination or reduction of certain government incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility” in Item 3 Risk Factors of the 2015 Annual Report on Form 20-F for the year ended December 31, 2015.
Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of March 31, 2016 and December 31, 2015, we had cash and cash equivalents of $355.8 million and $290.0 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At March 31, 2016, cash and cash equivalents had increased by $65.8 million from December 31, 2015, primarily due to cash provided by operating activities of $48.7 million and investing activities of $17.7 million offset by cash used in financing activities of $4.0 million. As of March 31, 2016 and December 31, 2015, we had working capital of $716.8 million and $693.0 million, respectively.
Operating Activities. For the three months ended March 31, 2016 and 2015, we generated net cash from operating activities of $48.7 million and $62.8 million, respectively. While net income was $14.8 million for the three months ended March 31, 2016, non-cash components in income included $50.8 million of depreciation and amortization. Operating cash flows include an $18.1 million decrease due to changes in working capital excluding changes in fair values of derivative instruments. The current period change in working capital is primarily due to increased inventories, decreased accrued liabilities and accounts payable, partially offset by decreased accounts receivable. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $17.7 million of cash was provided by investing activities during the three months ended March 31, 2016 compared to $26.8 million for the same period in 2015. Cash provided by investing activities during the three months ended March 31, 2016 consisted principally of $246.4 million from the sale of short-term investments partially offset by $205.1 million for purchases of short-term investments and $18.4 million paid for purchases of property, plant and equipment, as well as $2.7 million paid for intangible assets and $1.1 million paid for investments.
During the three months ended March 31, 2016, we made a purchase offer to acquire Exiqon with total consideration estimated at approximately DKK 683 million or approximately $100 million based on a currency exchange rate as of March 29, 2016. Subject to approval of the Exiqon shareholders, the transaction is anticipated to close in the second quarter of 2016 and we intend to fund the transaction from existing cash balances. Additionally, we entered into a new $20.0 million cost-method investment in April 2016.
Financing Activities. Financing activities used $4.0 million of cash for the three months ended March 31, 2016 compared to $182.4 million for the three months ended March 31, 2015. Cash used in financing activities during the three months ended March 31, 2016 consisted primarily of the $3.0 million payment made for contingent consideration as discussed in Note 8 "Fair Value Measurements." Cash used during the three months ended March 31, 2015 was mainly due to the repayment of the long-term debt of QIAGEN Finance of $187.8 million as discussed in Note 9 "Debt."
In October 2015, we extended the maturity of our €400.0 million syndicated multi-currency revolving credit facility, which now has a contractual life until December 2020 of which no amounts were utilized at March 31, 2016. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.4% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling €36.6 million with no expiration date, none of which were utilized as of March 31, 2016. We also have capital lease obligations, including interest, in the aggregate amount of $3.2 million, and carry $1.1 billion of long-term debt, as of March 31, 2016.
In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes” which are discussed fully in Note 9 "Debt." Interest on the Cash Convertible Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, respectively, unless repurchased or converted in accordance with their terms prior to such date.
We had notes payable, which were the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes). The 2004 Notes were convertible into our common shares at a conversion price of $12.6449, subject to adjustment. In connection with conversions of $14.9 million of the 2004 Notes, we previously repaid $14.5 million of the debt to QIAGEN Finance. During 2015, we paid $250.9 million for the redemption of the remaining loan and repurchased the warrant agreement with QIAGEN Finance and recognized a loss of $7.6 million in other (expense) income, net.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately EUR 170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN's longer-term business expansion.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $68.8 million based on the achievement of certain revenue and operating results milestones as follows: $41.2 million in the remainder of 2016, $15.5 million in 2017, $5.1 million in 2019 and $7.0 million payable in any 12-month period from now through 2029 based on the accomplishment of certain revenue or diagnostic approval targets. Of the $68.8 million total contingent obligation, we have assessed the fair value at March 31, 2016 to be $13.4 million of which $6.4 million is included in other long-term liabilities and $7.0 million is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheet.
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. This program expired in December 2015. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans.
On April 27, 2016, we announced the launch of our fourth $100 million share repurchase program.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities, and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2015.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three-month periods ended March 31, 2016 resulted in net gains of $0.3 million compared to $0.6 million, in the same period ended 2015 and are included in other income (expense), net.
Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange options and cross-currency swaps.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2015. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2016.

Off-Balance Sheet Arrangements
We did not use special purpose entities and did not have off-balance-sheet financing arrangements as of March 31, 2016 and December 31, 2015.

Contractual Obligations
There were no material changes at March 31, 2016 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2015.

Legal Proceedings
For information on legal proceedings, see Note 14 to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceedings described in Note 14, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Material risks that may affect our results of operations and financial position appear in Part 1, Item 3 "Key Information" of the 2015 Annual Report on Form 20-F for the year ended December 31, 2015. There have been no material changes from the risk factors disclosed in Item 3 of our Form 20-F.

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